UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-140804-03

J.P. Morgan Chase Commercial Mortgage Securities Corp.
(Exact name of registrant as specified in its charter)

J.P. Morgan Chase Commercial Mortgage Securities Trust 2007-LDP11
(Exact name of issuing entity as specified in its charter)

270 Park Avenue, New York, New York 10017,  (212) 834-9428
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A-1, A-2, A-2FL, A-3, A-4, A-SB, A-1A, X, A-M, A-J, B, C, D, E, and F
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 64

   Pursuant to the requirements of the Securities Exchange Act of 1934, J.P. Morgan Chase Commercial Mortgage Securities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

J.P. Morgan Chase Commercial Mortgage Securities Corp., as Depositor

Date: January 22, 2008	/s/ Bianca Russo
Name: Bianca Russo
Title: Vice President and Secretary